

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2023

Marc Angell
Chief Executive Officer
Marquie Group, Inc.
7901 4th Street North, Suite 4000
St. Petersburg, FL 33702-4305

> **Re: Marquie Group, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed May 30, 2023**
> **File No. 333-267970**

Dear Marc Angell:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1

General

1. Please revise to provide a materially complete discussion of the Order Instituting Cease-and-Desist Proceedings pursuant to Section 8A of the Securities Act issued by the U.S. Securities and Exchange Commission on May 16, 2023 to the Marquie Group, Inc. In addition, revise your risk factors to add appropriate disclosure regarding the impact of those proceedings on the company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Matthew Derby, Legal Branch Chief, at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John D. Thomas